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SECURIT[illegible] ISSION

04019915

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 N. Main Street, Suite 3
(No. and Street)

Bloomington (City) Illinois (State) 61702-3367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Brown (309) 829-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser & Company, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

202 North Center Street (Address) Bloomington (City) Illinois (State) 61701 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FIRST MIDSTATE INCORPORATED

FINANCIAL REPORT

JUNE 30, 2004

Dunbar, Breitweiser
& COMPANY, LLP

CONTENTS

Dunbar, Breitweiser
& COMPANY, LLP

CERTIFIED PUBLIC
ACCOUNTANTS
202 North Center Street
Bloomington, Illinois 61701-3995
Phone 309-827-0348
Fax 309-827-7858

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Midstate Incorporated
Bloomington, Illinois

We have audited the accompanying statement of financial condition of First Midstate Incorporated as of June 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Midstate Incorporated as of June 30, 2004, in conformity with U.S. generally accepted accounting principles.

Dunbar, Breitweiser & Company, LLP

Bloomington, Illinois
July 23, 2004

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2004

ASSETS

Cash	$ 581,061
Accounts receivable:	
Interest	8,796
Federal and state income tax receivable	10,760
Security deposit	1,525
Investment in municipal bonds	199,756
Investment in Nasdaq warrants	9,300
Prepaid expenses	11,597
Property and equipment, net of accumulated depreciation and amortization of $555,138	291,845
	$ 1,114,640

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable:	
Securities purchased	$ 12
Trade	71,634
Accrued state income tax	750
Other accrued expenses	43,311
	$ 115,707

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares	$ 25,000
Retained earnings	973,933
	$ 998,933
	$ 1,114,640

See Notes to Financial Statements.

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

In accordance with U.S. generally accepted accounting principles, the Company records securities transactions on a trade-date basis.

Investment banking revenue is recorded as follows: Consulting fees when actually received and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. The effect on income of recording consulting fees when received rather than as earned is immaterial.

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments:

The investment in Nasdaq warrants is carried at cost which management believes approximates market value. As the option to exercise the warrants expire, they are recorded as a realized loss on the statement of income.

The investment in municipal bonds is carried at market value and is classified as held-to-maturity. Due to the specialized accounting practices of securities brokers and dealers, the Company is not subject to the principles of accounting for investments in marketable securities

mandated in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains or losses on these bonds reflect the differences between cost and market value and are included in the statement of income. Realized gains or losses are recognized in the statement of income when the proceeds from the sale of the investment differ from the cost of the investments.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives:

	Years
Automobiles	5
Office equipment	3-7
Leasehold improvements	5-31.5

It is the Company's policy to include amortization expense on assets with depreciation expense.

Other comprehensive income:

The Company does not have any comprehensive income items and, therefore, nothing is reflected in these financial statements for accumulated other comprehensive income.

Note 2. Cash

Included in cash at June 30, 2004 is approximately $24,014, which represents amounts segregated in "Special Reserve Bank Accounts for the Exclusive Benefit of Customers". No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2004, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 3. Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances at a financial institution in Bloomington, Illinois. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2004, the Company's uninsured balance on deposit was $2,226,638. This does not reflect deductions for outstanding checks not yet presented to the bank for payment.

Note 4. Investment in Municipal Bonds

The Company's investment in municipal bonds as of June 30, 2004 is reflected below:

Description	Maturity Date	Cost	Market Value
Oglesby School District #125	December 1, 2004	$ 10,000	$ 10,092
Kankakee CUSD #230	December 1, 2005	5,000	5,104
Grant Park CUSD #6	December 1, 2005	80,000	87,315
Grant Park CUSD #6	December 1, 2006	85,000	97,245
		$180,000	$ 199,756

Note 5. Property and Equipment

	Acquisition Cost	Accumulated Depreciation and Amortization	Net
Automobiles	$ 182,852	$ 98,039	$ 84,813
Office equipment	566,230	390,259	175,971
Leasehold improvements	97,901	66,840	31,061
	$ 846,983	$ 555,138	$ 291,845

Note 6. Pension and Profit-Sharing Plans

The Company has a money-purchase pension plan and a profit-sharing plan covering all eligible employees. The contributions for the pension plan are based on 9.72% of each participant's compensation and totalled to $80,003 for the year ended June 30, 2004. The contributions to the profit-sharing plan are discretionary and determined annually by the Board of Directors. The Company contributed $24,177 to the profit-sharing plan for the year ended June 30, 2004.

Note 7. Related Party Transactions

The Company leases its office building from a related party under a year-to-year lease. The Company paid a monthly rental of $6,000 through October 2003, at which time the monthly rental increased to $12,000. The Company is responsible for interior maintenance and/or alterations, utilities and liability insurance. The total rent expense relative to this lease included in the statement of income for the year ended June 30, 2004, is $126,000. A security deposit of $1,000 has been paid to the owner of the building.

The Company repaid the $300,000 loan from a related party on July 16, 2003. No interest was accrued due to the short term nature of the loan.

The Company has a consulting agreement with a related party whereby the related party receives a percentage of pre-tax income and reimbursement for expenses incurred in connection with the consulting services provided. The agreement also contains a non-complete clause which is in effect for the duration of the contract and three years there after. The expiration date of the contract is June 30, 2005.

Note 8. In May 2004, the Company began leasing office space in Wheaton, Illinois. The lease is for a one year period and will automatically renew for a one year period if the Company chooses to do so. Monthly rental is $525 and total rent expense relative to this lease included in the statement of income for the year ended June 30, 2004, is $1050. A security deposit of $525 has been paid to the landlord.

Note 9. Income Taxes

Effective July 1, 2003, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Therefore, the Company is no longer subject to federal or state corporate income taxes on its taxable income. The Company is subject to the Illinois personal property replacement tax and this expense will be reflected in the financial statements.

Due to the above change, the Company's financial reporting year end remains June 30, but the Company's tax year end changed to December 31.

On the 2002 C corporation return, the Company elected to have its overpayment of estimates applied to the 2003 tax estimates. Upon conversion to Subchapter S status, the overpayments became refundable to the Company.

The Company has a net operating loss carryforward of $22,450 for state tax purposes, which will expire in the tax year ended December 31, 2015 if not used.

Note 10. Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $659,514 which was $559,514 excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 18 to 1.

Note 11. Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet-credit risk in the event the customers are unable to fulfill their contracted obligations.